UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

MIRAGEN THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

60463E 202

(CUSIP Number)

Mr. Matthew Ehrhart

Fairmount Funds Management LLC

2001 Market Street

Suite 2500

Philadelphia, PA 19103

(267) 262-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

-with copy to-

Ryan A. Murr

Gibson, Dunn & Crutcher

LLP

555 Mission Street

Suite 3000

San Francisco, CA 94105

December 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐.

1	NAME OF REPORTING PERSON Fairmount Funds Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 967,671(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 967,671(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 967,671(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%(2)
14	TYPE OF REPORTING PERSON
IA

(1)

The securities include (a) 35,092 shares of common stock, $0.01 par value (“Common Stock”), and (b) 932,579.96 (rounded to 932,579 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 13,988 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation.

(2)	Based on 3,908,158 shares of Common Stock outstanding as of December 8, 2020.

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 161,533(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 161,533(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,533(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.34%(2)
14	TYPE OF REPORTING PERSON
PN

(1)

The securities include (a) 5,859 shares of Common Stock, and (b) 155,674.45 (rounded to 155,674 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 2,335 shares of Series A Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation.

(2)	Based on 3,908,158 shares of Common Stock outstanding as of December 8, 2020.

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 806,138(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 806,138(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,138(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.65%(2)
14	TYPE OF REPORTING PERSON
PN

(1)

The securities include (a) 29,233 shares of Common Stock, and (b) 776,905.51 (rounded to 776,905 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 11,653 shares of Series A Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation.

(2)	Based on 3,908,158 shares of Common Stock outstanding as of December 8, 2020.

Item 1.	Security and Issuer

This Schedule 13D, dated January 5, 2021, relates to the common stock, $0.01 par value (“Common Stock”), of Miragen Therapeutics, Inc. (the “Company” or “miRagen”). The address of the principal executive offices of the Company is 6200 Lookout Road, Boulder, CO 80301.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed jointly by (1) Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 (“Fairmount Funds Management”); (2) Fairmount Healthcare Fund GP LLC, a Delaware limited liability company (“Fairmount GP”); and (3) Fairmount Healthcare Fund II GP LLC, a Delaware limited liability company (“Fairmount GP II”) (Fairmount Funds Management, Fairmount GP, and Fairmount GP II, collectively, the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

(b)	The principal business address of the Reporting Persons is 2001 Market Street, Suite 2500, Philadelphia, PA 19103.

(c)

The principal business of Fairmount Funds Management is to provide discretionary investment management services to qualified investors through its private pooled investment vehicles, Fairmount Healthcare Fund LP and Fairmount Healthcare Fund II LP (collectively, the “Clients”). Fairmount GP serves as the general partner to Fairmount Healthcare Fund LP. Fairmount GP II serves as the general partner to Fairmount Healthcare Fund II LP. Fairmount Funds Management has voting and dispositive power over the Common Stock held by the Clients, which is deemed shared with Fairmount GP, and Fairmount GP II. The Clients do not have the right to acquire voting or dispositive power over the Common Stock within sixty days.

(d)-(e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the Reporting Persons have voting and dispositive power over 967,671 shares of Common Stock of the Company, which is comprised of (a) 35,092 shares of Common Stock, and (b) 932,579.96 (rounded to 932,579 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 13,988 shares of Series A Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation. The reported shares were acquired pursuant to the merger described below in Item 4. Fairmount Funds Management, Fairmount GP, and Fairmount GP II do not own any Common Stock directly but are deemed to beneficially own Common Stock held by the Clients. Fairmount Funds Management, Fairmount GP, and Fairmount GP II disclaim beneficial ownership of such Common Stock, except to the extent of their pecuniary interest therein.

Item 4.	Purpose of Transaction

The Reporting Persons own 19.99% of the Company in the aggregate, based upon the Company’s aggregate outstanding shares as of December 8, 2020. The Reporting Persons’ securities include (a) 35,092 shares of Common Stock, and (b) 932,579.96 (rounded to 932,579 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 13,988 shares of Series A Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation.

Agreement and Plan of Merger

On October 27, 2020, miRagen acquired Viridian Therapeutics, Inc., a Delaware corporation (“Viridian”), in accordance with the terms of the Agreement and Plan of Merger, dated October 27, 2020 (the “Merger Agreement”), by and among miRagen, Oculus Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of miRagen (“First Merger Sub”), Oculus Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of miRagen (“Second Merger Sub”), and Viridian. Pursuant to the Merger Agreement, First Merger Sub merged with and into Viridian, pursuant to which Viridian was the surviving corporation and became a wholly owned subsidiary of miRagen (the “First Merger”). Immediately following the First Merger, Viridian merged with and into Second Merger Sub, pursuant to which Second Merger Sub was the surviving entity (together with the First Merger, the “Merger”). The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Under the terms of the Merger Agreement, at the closing of the Merger, miRagen issued the securityholders of Viridian 11,409,188 shares of Common Stock and 203,202 shares of Series A Preferred Stock, each share of which is convertible into 66.67 shares of Common Stock, subject to certain conditions described below.

Certain shares of Common Stock outstanding immediately after the Merger was held by stockholders subject to lock-up restrictions, pursuant to which such stockholders have agreed, except in limited circumstances, not to sell or transfer, or engage in swap or similar transactions with respect to, shares of the Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain options, for a period of 180 days following the closing of the Merger.

Pursuant to the Merger Agreement, miRagen has agreed to hold a stockholders’ meeting to submit the following matters to its stockholders for their consideration: (i) the approval of the conversion of the Series A Preferred Stock into shares of Common Stock in accordance with Nasdaq Listing Rule 5635(a) (the “Conversion Proposal”), and (ii), if necessary, the approval of an amendment to the certificate of incorporation of miRagen to authorize sufficient shares of Common Stock for the conversion of the Series A Preferred Stock issued pursuant to the Merger Agreement and the Securities Purchase Agreement (as described below) (the “Charter Amendment Proposal,” and together with the Conversion Proposal, the “Meeting Proposals”). In connection with the these matters, miRagen intends to file with the Securities and Exchange Commission (“SEC”) a proxy statement and other relevant materials.

The Board of Directors of miRagen approved the Merger Agreement and the related transactions, and the consummation of the Merger was not subject to approval of the miRagen stockholders.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about miRagen or Viridian. The Merger Agreement contains representations, warranties and covenants that miRagen and Viridian made to each other as of specific dates. The assertions embodied in those representations, warranties and covenants were made solely for purposes of the Merger Agreement between miRagen and Viridian and may be subject to important qualifications and limitations agreed to by miRagen and Viridian in connection with negotiating its terms, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to investors or security holders, or may have been used for the purpose of allocating risk between miRagen and Viridian rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in miRagen’s public disclosures. For the foregoing reasons, no person should rely on the representations and warranties as statements of factual information at the time they were made or otherwise.

Certificate of Designation

On October 27, 2020, miRagen filed a Certificate of Designation of Preferences, Rights and Limitations of the Series A Preferred Stock with the Secretary of State of the State of Delaware (the “Certificate of Designation”) in connection with the Merger and the Financing (as described below). The Certificate of Designation provides for the issuance of shares of Series A Preferred Stock.

Holders of Series A Preferred Stock are entitled to receive dividends on shares of Series A Preferred Stock equal, on an as-if-converted-to-Common-Stock basis, and in the same form as dividends actually paid on shares of the Common Stock. Except as otherwise required by law, the Series A Preferred Stock does not have voting rights. However, as long as any shares of Series A Preferred Stock are outstanding, miRagen will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series A Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock, (b) alter or amend the Certificate of Designation, (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series A Preferred Stock, (d) increase the number of authorized shares of Series A Preferred Stock, (e) prior to the stockholder approval of the Conversion Proposal or at any time while at least 30% of the originally issued Series A Preferred Stock remains issued and outstanding, consummate a Fundamental Transaction (as defined in the Certificate of Designation) or (f) enter into any agreement with respect to any of the foregoing. The Series A Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of miRagen.

Following stockholder approval of the Conversion Proposal, each share of Series A Preferred Stock is convertible into shares of Common Stock at any time at the option of the holder thereof, into 66.67 shares of Common Stock, subject to certain limitations, including that a holder of Series A Preferred Stock is prohibited from converting shares of Series A Preferred Stock into shares of Common Stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (to be established by the holder between 4.99% and 19.99%) of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such conversion.

The foregoing description of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation, a copy of which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Support Agreements

In connection with the execution of the Merger Agreement, miRagen and Viridian entered into stockholder support agreements (the “Support Agreements”) with miRagen’s directors and officers. The Support Agreements provide that, among other things, each of the stockholders has agreed to vote or cause to be voted all of the shares of Common Stock owned by such stockholder in favor of the Meeting Proposals at the miRagen stockholders’ meeting to be held in connection therewith.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Support Agreement, which is provided as Exhibit F to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

Lock-up Agreements

Concurrently and in connection with the execution of the Merger Agreement, certain Viridian securityholders as of immediately prior to the Merger, and the directors and officers of miRagen as of immediately following the Merger, entered into lock-up agreements with miRagen and Viridian, pursuant to which each such stockholder will be subject to a 180 day lockup on the sale or transfer of shares of Common Stock held by each such stockholder at the closing of the Merger, including those shares received by Viridian securityholders in the Merger (the “Lock-up Agreements”).

The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Lock-up Agreement, which is provided as Exhibit B to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

Contingent Value Rights Agreement

The Merger Agreement contemplated that within 30 days following the Closing, miRagen and the Rights Agent (as defined therein) would enter into a contingent value rights agreement (the “CVR Agreement”), pursuant to which each holder of Common Stock as of the close of business on November 6, 2020, other than former stockholders of Viridian, shall be entitled to one contractual contingent value right issued by miRagen, subject to and in accordance with the terms and conditions of the CVR Agreement, for each share of Common Stock held by such holder. Each contingent value right shall entitle the holder thereof to receive certain cash payments from the net proceeds, if any, related to the disposition of miRagen’s legacy programs to develop product candidates that modulate microRNAs within three years following the closing of the Merger. The contingent value rights are not transferable, except in certain limited circumstances as will be provided in the CVR Agreement, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading on any exchange.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the CVR Agreement, which is provided as Exhibit E to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

Private Placement and Securities Purchase Agreement

On October 27, 2020, miRagen entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein (the “Investors”).

Pursuant to the Purchase Agreement, miRagen agreed to sell an aggregate of approximately 195,290 shares of Series A Preferred Stock for an aggregate purchase price of $90,997,049 (collectively, the “Financing”). Each share of Series A Preferred Stock is convertible into 66.67 shares of Common Stock. The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series A Preferred Stock are set forth in the Certificate of Designation.

The closing of the Financing occurred on October 30, 2020 (the “Financing Closing Date”).

The foregoing summary of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is filed as Exhibit 99.4 to this Schedule 13D.

Registration Rights Agreement

On the Financing Closing Date, in connection with the Purchase Agreement, miRagen entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Investors. Pursuant to the Registration Rights Agreement, miRagen prepared and filed a resale registration statement with the SEC on December 15, 2020. This registration statement was declared effective by the SEC on December 22, 2020.

miRagen has also agreed to, among other things, indemnify the Investors, their officers, directors, members, employees and agents, successors and assigns under the registration statement from certain liabilities and pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to miRagen’s obligations under the Registration Rights Agreement.

The Offering is exempt from registration pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder, as a transaction by an issuer not involving a public offering. The Investors have acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends have been affixed to the securities issued in this transaction.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is filed as Exhibit 99.5 to this Schedule 13D.

Item 5.	Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon 3,908,158 shares of Common Stock outstanding as of December 8, 2020. The Reporting Persons’ securities include (a) 35,092 shares of Common Stock, and (b) 932,579.96 (rounded to 932,579 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 13,988 shares of Series A Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation.

Fairmount Funds Management is the investment manager or adviser to the Clients, and has voting and dispositive power over shares of Common Stock held on behalf of the Clients. Fairmount GP serves as the general partner to Fairmount Healthcare Fund LP, and Fairmount GP II serves as the general partner to Fairmount Healthcare Fund II LP, and are deemed to share voting and dispositive power over shares of Common Stock held on behalf of the Clients in their capacity as general partners.

Other than the Merger and the Financing discussed above, the Reporting Persons have not had any transactions in the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Fairmount Funds Management is entitled to a fee for managing and advising the Clients, based upon a percentage of the net asset value of the Clients. Fairmount GP serves as the general partner to Fairmount Healthcare Fund LP and is entitled to an allocation of a portion of net profits, if any, generated by the fund. Fairmount GP II serves as the general partner to Fairmount Healthcare Fund II LP and is entitled to an allocation of a portion of net profits, if any, generated by the fund.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement.

99.2	Agreement and Plan of Merger, dated as of October 27, 2020, by and among Miragen Therapeutics, Inc., Oculus Merger Sub I, Inc., Oculus Merger Sub II, LLC and Viridian Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of miRagen’s Form 8-K filed with the SEC on October 28, 2020, File No. 001-36483).

99.3	Certificate of Designation of Series A Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of miRagen’s Form 8-K filed with the SEC on October 28, 2020, File No. 001-36483).

99.4	Securities Purchase Agreement, dated as of October 27, 2020, by and among Miragen Therapeutics, Inc. and each purchaser identified on Annex A thereto (incorporated by reference to Exhibit 10.1 of miRagen’s Form 8-K filed with the SEC on October 28, 2020, File No. 001-36483) (1).

99.5	Form of Registration Rights Agreement, by and among Miragen Therapeutics, Inc. and certain purchasers (incorporated by reference to Exhibit 10.2 of miRagen’s Form 8-K filed with the SEC on October 28, 2020, File No. 001-36483).

(1)

Schedules have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. miRagen agrees to furnish supplementally a copy of any omitted schedule to the SEC upon its request; provided, however, that miRagen may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished. Certain portions of this exhibit (indicated by “[***]”) have been omitted because they are both (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement as of January 5, 2021.

FAIRMOUNT FUNDS MANAGEMENT LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND GP LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND II GP LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member